UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 7)*

Under the Securities Exchange Act of 1934

Alibaba Group Holding Limited

(Name of Issuer)

American Depositary Shares (ADS), each representing

eight ordinary shares, par value $0.000003125 per share

(Title of Class of Securities)

01609W102**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the American Depositary Shares, each representing eight ordinary shares, par value $0.000003125 per share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: Jack Yun Ma

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 575,510,176

	6.	Shared Voting Power: 400,000,000

	7.	Sole Dispositive Power: 4,178,928

	8.	Shared Dispositive Power: 400,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 975,510,176

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 4.5% (1)

12.	Type of Reporting Person (See Instructions): IN

(1) Calculations are based on 21,528,618,024 ordinary shares of the Issuer (“Ordinary Shares”) outstanding as of December 31, 2021.

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: Joseph C. Tsai

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 186,883,064

	6.	Shared Voting Power: 400,000,000

	7.	Sole Dispositive Power: 186,883,064

	8.	Shared Dispositive Power: 400,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 586,883,064

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 2.7% (1)

12.	Type of Reporting Person (See Instructions): IN

(1) Calculations are based on 21,528,618,024 Ordinary Shares outstanding as of December 31, 2021.

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: Clara Wu Ming-Hua

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,280,000

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,280,000

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,280,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0% (1)

12.	Type of Reporting Person (See Instructions): IN

(1) Calculations are based on 21,528,618,024 Ordinary Shares outstanding as of December 31, 2021.

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: APN Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 400,000,000

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 400,000,000

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 400,000,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 1.9% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 21,528,618,024 Ordinary Shares outstanding as of December 31, 2021.

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: Jack Ma Philanthropic Foundation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Island of Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 93,982,736

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 93,982,736

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.4% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 21,528,618,024 Ordinary Shares outstanding as of December 31, 2021.

CUSIP No. 01609W102

1.	Name of Reporting Persons: JC Properties Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 290,943,904

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 290,943,904

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 290,943,904

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 1.4% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 21,528,618,024 Ordinary Shares outstanding as of December 31, 2021.

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: Joe and Clara Tsai Foundation Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Island of Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 21,763,832

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 21,763,832

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,763,832

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.1% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 21,528,618,024 Ordinary Shares outstanding as of December 31, 2021.

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: JSP Investment Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 186,404,608

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 186,404,608

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 186,404,608

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.9% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 21,528,618,024 Ordinary Shares outstanding as of December 31, 2021.

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: Parufam Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 147,385,672

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 147,385,672

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 147,385,672

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.7% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 21,528,618,024 Ordinary Shares outstanding as of December 31, 2021.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: PMH Holding Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 17,539,168

	6.	Shared Voting Power : 0

	7.	Sole Dispositive Power: 17,539,168

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,539,168

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.1% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 21,528,618,024 Shares outstanding as of December 31, 2021.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: Ying Capital Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 46,991,368

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 46,991,368

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,991,368

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.2% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 21,528,618,024 Ordinary Shares outstanding as of December 31, 2021.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: Yun Capital Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power : 46,991,368

	6.	Shared Voting Power : 0

	7.	Sole Dispositive Power : 46,991,368

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,991,368

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.2% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 21,528,618,024 Ordinary Shares outstanding as of December 31, 2021.

STATEMENT ON SCHEDULE 13G

Item 1. (a).	Name of Issuer: Alibaba Group Holding Limited, a Cayman Islands company (the “Issuer”).

Item 1. (b).	Address of Issuer’s Principal Executive Offices: 26/F Tower One, Times Square 1 Matheson Street, Causeway Bay Hong Kong S.A.R.

Item 2(a).

Name of Person Filing:

This Amendment No. 7 to the Schedule 13G filed on February 17, 2015 (as amended, the “Schedule 13G”), as amended by Amendment No. 1 thereto filed on February 16, 2016, Amendment No. 2 thereto filed on February 14, 2017, Amendment No. 3 thereto filed on February 14, 2018, Amendment No. 4 thereto filed on February 14, 2019, Amendment No. 5 thereto filed on February 14, 2020, and Amendment No. 6 thereto filed on February 16, 2021, is filed on behalf of Jack Yun Ma, Joseph C. Tsai and Clara Wu Ming-Hua; APN Ltd., a Cayman Islands company; HSBC Trustee (C.I.) Limited as trustee of Jack Ma Philanthropic Foundation, a trust governed by the laws of the Island of Jersey; JC Properties Limited, a British Virgin Islands company; Joe and Clara Tsai Foundation Limited, an Island of Guernsey company; JSP Investment Limited, a British Virgin Islands company; Parufam Limited, a Bahamas corporation; PMH Holding Limited, a British Virgin Islands company; Ying Capital Limited, a British Virgin Islands company; and Yun Capital Limited, a British Virgin Islands company. This Amendment No. 7 to the Schedule 13G amends and restates the Schedule 13G and each item thereof in full.

Jack Yun Ma, Joseph C. Tsai, Clara Wu Ming-Hua, APN Ltd., HSBC Trustee (C.I.) Limited as trustee of Jack Ma Philanthropic Foundation, JC Properties Limited, Joe and Clara Tsai Foundation Limited, JSP Investment Limited, Parufam Limited, PMH Holding Limited, Ying Capital Limited and Yun Capital Limited are collectively referred to herein as the “Reporting Persons.”

Item 2(b).

Address of Principal Business Office:

The principal business address for Jack Yun Ma is 969 West Yi Road, Yu Hang District, Hangzhou 311121, the People’s Republic of China.

The principal business address for each of Joseph C. Tsai and Clara Wu Ming-Hua is c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R.

The principal business address for APN Ltd. is Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands.

The principal business address for HSBC Trustee (C.I.) Limited as trustee of Jack Ma Philanthropic Foundation is HSBC House, Esplanade, St Helier, Jersey JE1 1GT.

The principal business address for JC Properties Limited is Woodbourne Hall, Road Town, Tortola, British Virgin Islands.

The principal business address for Joe and Clara Tsai Foundation Limited is Helvetia Court, South Esplanade, St Peter Port, Guernsey GY1 4EE.

The principal business address for JSP Investment Limited is P.O. Box 916, Woodbourne Hall, Road Town, Tortola, British Virgin Islands.

The principal business address for Parufam Limited is Suite 200B, 2nd Floor, Centre of Commerce, One Bay Street, P.O. Box N-3944, Nassau, Bahamas.

The principal business address for PMH Holding Limited is P.O. Box 173, Road Town, Tortola, British Virgin Islands.

The principal business address for each of Ying Capital Limited and Yun Capital Limited is Woodbourne Hall, Road Town, Tortola, British Virgin Islands.

Item 2(c).	Citizenship: See Item 4 of each cover page.

Item 2(d).

Title of Class of Securities:

American Depositary Shares (“ADS”), each representing eight Ordinary Shares, par value $0.000003125 per share (each, an “Ordinary Share”). References herein to the number of Ordinary Shares beneficially owned by the Reporting Persons may include ADS beneficially owned by such persons.

Item 2(e).	CUSIP Number: 01609W102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
All information is as of December 31, 2021. Beneficial ownership for the purposes of this Schedule 13G is defined in accordance with Rule 13d-3(a) promulgated under the Act. The beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (1) voting power, which includes the power to vote, or direct the voting of, such security; and/or (2) investment power, which includes the power to dispose of, or direct the disposition of, such security.

(a)

Beneficial Ownership:

The information required by Items 4(a) — (c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

First Amended and Restated Voting Agreement

The Issuer, Joseph C. Tsai, SoftBank Group Corp., and each such shareholder’s Subordinate Shareholders (as defined therein), and, solely for limited purposes, Jack Yun Ma, are parties to an Amended and Restated Voting Agreement, dated as of December 17, 2021 (the “Amended Voting Agreement”). The Amended Voting Agreement amended and restated a Voting Agreement, dated as of September 18, 2014 (the “Prior Voting Agreement”), by and among the Issuer, Jack Yun Ma, Joseph C. Tsai, Altaba Inc. (f/k/a Yahoo! Inc.), SoftBank Group Corp. (f/k/a SoftBank Corp.), and each such shareholders’ Subordinate Shareholders (as defined therein). Under the Prior Voting Agreement, among other things, Jack Yun Ma and Joseph C. Tsai shared the right to vote by proxy certain Ordinary Shares held by SoftBank Group Corp. on certain matters and they and their Subordinate Shareholders (as defined in the Prior Voting Agreement) had an obligation to vote in favor of SoftBank Group Corp.’s director nominee as well as the Alibaba Partnership Designees (as defined in the Prior Voting Agreement). The Amended Voting Agreement amended and restated the Prior Voting Agreement in order to, among other things, remove Jack Yun Ma and his Subordinate Shareholders as parties thereto and deleted certain provisions of the Prior Voting Agreement that were no longer relevant.

Pursuant to the Amended Voting Agreement, the parties thereto agreed, among other things, that:

•      SoftBank Group Corp. be permitted to nominate one director to the Issuer’s board of directors for so long as SoftBank Group Corp. and certain of its affiliates own 15% or more of the Issuer’s outstanding Ordinary Shares;

•      SoftBank Group Corp. will (i) vote its Ordinary Shares in favor of the election of persons nominated to be directors by Lakeside Partners, L.P., a Cayman limited partnership (the “Alibaba Partnership”) until SoftBank Group Corp. and certain of its affiliates own less than 15% of the Issuer’s outstanding Ordinary Shares and (ii) grant the voting power of any portion of its holdings in Ordinary Shares exceeding 30% of the Issuer’s outstanding Ordinary Shares to Joseph C. Tsai by proxy (although on December 31, 2021, SoftBank Group Corp. owned less than 30% of the Issuer’s outstanding Ordinary Shares and, therefore, Joseph C. Tsai did not have voting power over any Ordinary Shares held by SoftBank Group Corp.); and

•      Joseph C. Tsai will vote the Ordinary Shares he owns and any other Ordinary Shares over which he holds voting rights in favor of the election of SoftBank Group Corp.’s director nominee for so long as SoftBank Group Corp. and certain of its affiliates own 15% or more of the Issuer’s outstanding Ordinary Shares.

SoftBank Group Corp.’s proxy obligations described in clause (ii) in the second bullet above shall (1) not apply in respect of any proposal submitted to the Issuer’s shareholders that may result in an issuance of Ordinary Shares or other equity interests of the Issuer, including securities exchangeable or convertible into Ordinary Shares, that would increase the amount of the Issuer’s then-outstanding Ordinary Shares by 3% or more and (2) terminate when Jack Yun Ma owns less than 1% of the Issuer’s issued and outstanding Ordinary Shares on a fully diluted basis or if the Issuer materially breaches the Amended Voting Agreement.

Based on the voting arrangements among the parties to the Amended Voting Agreement described above and certain relationships described below, each of Joseph C. Tsai, SoftBank Group Corp., and affiliates controlled by SoftBank Group Corp. may be deemed to be members of a group that may have been deemed to beneficially own the following Ordinary Shares as of December 31, 2021:

•      1,597,022,865 Ordinary Shares held directly by SoftBank Group Corp.;

•      3,748,039,079 Ordinary Shares held directly by certain affiliates of SoftBank Group Corp.;

•      194,392 Ordinary Shares held directly by Joseph C. Tsai;

•      1,280,000 Ordinary Shares held directly by Clara Wu Ming-Hua, Joseph C. Tsai’s spouse;

•      400,000,000 Ordinary Shares held directly by APN Ltd. (see the section below entitled “—APN Ltd.” for more information about these Ordinary Shares);

•      21,763,832 Ordinary Shares held directly by Joe and Clara Tsai Foundation Limited (see the section below entitled “—Joe and Clara Tsai Foundation Limited” for more information about these Ordinary Shares);

•      147,385,672 Ordinary Shares held directly by Parufam Limited (see the section below entitled “—Parufam Limited” for more information about these Ordinary Shares); and

•      17,539,168 Ordinary Shares held directly by PMH Holding Limited (see the section below entitled “—PMH Holding Limited” for more information about these Ordinary Shares).

APN Ltd.

As of December 31, 2021, APN Ltd. directly held 400,000,000 Ordinary Shares. Jack Yun Ma is the majority equityholder, Joseph C. Tsai the minority equityholder and Jack Yun Ma and Joseph C. Tsai are directors of APN Ltd. Accordingly, Jack Yun Ma and Joseph C. Tsai may have been deemed to share voting and dispositive power over the Ordinary Shares owned by APN Ltd. and therefore, be deemed to beneficially own such Ordinary Shares. APN Ltd. has granted Joseph C. Tsai a revocable proxy to vote 120,000,000 Ordinary Shares owned by APN Ltd.

Joe and Clara Tsai Foundation Limited

As of December 31, 2021, the Joe and Clara Tsai Foundation Limited directly held 21,763,832 Ordinary Shares. Joseph C. Tsai has the sole power to direct voting and investment decisions with respect to the Ordinary Shares held by the Joe and Clara Tsai Foundation Limited and, accordingly, may be deemed to have beneficial ownership of the Ordinary Shares held by the Joe and Clara Tsai Foundation Limited.

Parufam Limited

As of December 31, 2021, Parufam Limited directly held 147,385,672 Ordinary Shares. Joseph C. Tsai is a director of Parufam Limited and has been granted a revocable proxy to vote the Ordinary Shares owned by Parufam Limited. Joseph C. Tsai may, therefore, have been deemed to beneficially own the Ordinary Shares owned by Parufam Limited.

PMH Holding Limited

As of December 31, 2021, PMH Holding Limited directly held 17,539,168 Ordinary Shares. Joseph C. Tsai is the sole director of PMH Holding Limited with voting and dispositive power over the Ordinary Shares owned by PMH Holding Limited and may, therefore, have been deemed to beneficially own such Ordinary Shares. PMH Holding Limited has also granted Joseph C. Tsai a revocable proxy to vote the Ordinary Shares owned by PMH Holding Limited.

Jack Yun Ma and Related Entities

As of both December 31, 2021 and December 31, 2020, each of Jack Yun Ma, HSBC Trustee (C.I.) Limited as trustee of Jack Ma Philanthropic Foundation, JC Properties Limited, JSP Investment Limited, Ying Capital Limited, and Yun Capital Limited (collectively, the “Exit Parties”) beneficially owned less than five percent of the Issuer’s outstanding Ordinary Shares. Under the Prior Voting Agreement, the Exit Parties had, or were subject to, certain agreements with the other parties to the Prior Voting Agreement with respect to the voting of the Ordinary Shares. As a result of these agreements, the Exit Parties did not treat Amendment No. 6 to the Schedule 13G as an “exit filing,” despite falling below the five percent beneficial ownership threshold at such time. The execution of the Amended Voting Agreement on December 17, 2021, severed all agreements between the Exit Parties and the other parties to the Prior Voting Agreement with respect to the voting or disposition of Ordinary Shares.

	(b)	Percent of class: See Item 11 of each cover page, which is based upon Item 9 of each cover page. See also Item 4(a) above.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Item 5 of each cover page. See also Item 4(a) above.
		(ii)	Shared power to vote or to direct the vote See Item 6 of each cover page. See also Item 4(a) above.
		(iii)	Sole power to dispose or to direct the disposition of See Item 7 of each cover page. See also Item 4(a) above.
		(iv)	Shared power to dispose or to direct the disposition of See Item 8 of each cover page. See also Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑*

*This Amendment No. 7 is being filed to report that as of December 31, 2021, each of the Exit Parties had ceased to be the beneficial owner of more than five percent of Issuer’s Ordinary Shares or a member of group that in the aggregate was the beneficial owner of more than five percent of Issuer’s Ordinary Shares. This Amendment No. 7 shall represent an “exit filing” solely with respect to the Exit Parties.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Certain family trusts have the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares held by JC Properties Limited, JSP Investment Limited and Parufam Limited. The Investment Committee of Jack Ma Philanthropic Foundation, which is made up of Jack Yun Ma and his spouse, has the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares held by Ying Capital Limited and Yun Capital Limited. The Joe and Clara Tsai Foundation has the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares held by the Joe and Clara Tsai Foundation Limited.

Except as set forth above and in Item 4 hereof, to the best knowledge of the Reporting Persons, no one other than the Reporting Persons or the equityholders of the Reporting Persons, where applicable, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of outstanding Ordinary Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

The parties to the Amended Voting Agreement may be deemed to be a “group” pursuant to Rule 13d-5 of the Act. If the parties to the Amended Voting Agreement are deemed to be a group, the members of such group would be Joseph C. Tsai, Clara Wu Ming-Hua, APN Ltd., Joe and Clara Tsai Foundation Limited, Parufam Limited, PMH Holding Limited, SoftBank Group Corp., and certain of SoftBank Group Corp.’s controlled affiliates.

The Reporting Persons have agreed to jointly file this Amendment No. 7 in accordance with Rule 13d-1(k) of the Act, the agreement with respect to which is attached hereto as Exhibit 99.1. Each Reporting Person expressly disclaims beneficial ownership with respect to any Ordinary Shares of the Issuer other than the Ordinary Shares directly held by such Reporting Person.

Item 9.	Notice of Dissolution of Group.

To the extent that the Exit Parties may have been deemed to be members of a “group” with the other parties to the Prior Voting Agreement pursuant to Rule 13d-5 of the Act, they ceased to be members of such group on December 17, 2021 upon the execution of the Amended Voting Agreement. Any further filings by such persons with respect to transactions involving the Ordinary Shares will be filed, if required, by such persons, in their individual capacity.

The final paragraph of Item 4(a) of this Amendment No. 7 is incorporated by reference into this Item 9.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

JACK YUN MA

By:	/s/ Kevin Jinwei Zhang
	Name:	Kevin Jinwei Zhang
	Title:	Attorney-in-Fact

JOSEPH C. TSAI

By:	/s/ Kevin Jinwei Zhang
	Name:	Kevin Jinwei Zhang
	Title:	Attorney-in-Fact

CLARA WU MING-HUA

By:	/s/ Kevin Jinwei Zhang
	Name:	Kevin Jinwei Zhang
	Title:	Attorney-in-Fact

APN LTD.

By:	Jack Yun Ma, its director

By:	/s/ Kevin Jinwei Zhang
	Name:	Kevin Jinwei Zhang
	Title:	Attorney-in-Fact

JACK MA PHILANTHROPIC FOUNDATION

By:	HSBC Trustee (C.I.) Limited, its trustee

By:	/s/ Kevin Jinwei Zhang
	Name:	Kevin Jinwei Zhang
	Title:	Attorney-in-Fact

JC PROPERTIES LIMITED

By:	Cathy Ying Zhang, its director

By:	/s/ Kevin Jinwei Zhang
	Name:	Kevin Jinwei Zhang
	Title:	Attorney-in-Fact

JOE AND CLARA TSAI FOUNDATION LIMITED

By:	Primary Management Limited, its director

By:	/s/ Kevin Jinwei Zhang
	Name:	Kevin Jinwei Zhang
	Title:	Attorney-in-Fact

JSP INVESTMENT LIMITED

By:	Cathy Ying Zhang, its director

By:	/s/ Kevin Jinwei Zhang
	Name:	Kevin Jinwei Zhang
	Title:	Attorney-in-Fact

PARUFAM LIMITED

By:	Joseph C. Tsai, its director

By:	/s/ Kevin Jinwei Zhang
	Name:	Kevin Jinwei Zhang
	Title:	Attorney-in-Fact

PMH HOLDING LIMITED

By:	Joseph C. Tsai, its director

By:	/s/ Kevin Jinwei Zhang
	Name:	Kevin Jinwei Zhang
	Title:	Attorney-in-Fact

YING CAPITAL LIMITED

By:	Lion International Management Limited, its director

By:	/s/ Kevin Jinwei Zhang
	Name:	Kevin Jinwei Zhang
	Title:	Attorney-in-Fact

YUN CAPITAL LIMITED

By:	Lion International Management Limited, its director

By:	/s/ Kevin Jinwei Zhang
	Name:	Kevin Jinwei Zhang
	Title:	Attorney-in-Fact

[Signature page to Schedule 13G]

Exhibit Index

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 99.1 of Amendment No. 3 to the Schedule 13G filed by the Reporting Persons on February 14, 2018).

Exhibit 99.2	Power of Attorney of Jack Ma Philanthropic Foundation, Ying Capital Limited, and Yun Capital Limited.

Exhibit 99.3	Power of Attorney of Jack Yun Ma, Joseph C. Tsai, Clara Wu Ming-Hua, APN Ltd., JC Properties Limited, Joe and Clara Tsai Foundation Limited, JSP Investment Limited, Parufam Limited, and PMH Holding Limited.